UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Safe Bulkers, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y7388L103
(CUSIP Number)

Ioannis Bertsis
Authorized Representative
Vorini Holdings Inc.
Apt. No. D11, Les Acanthes
6 Avenue des Citronniers, MC98000
Monaco
+377 93 25 05 75
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7388L103	Page 2 of 15

1	NAMES OF REPORTING PERSONS Vorini Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,426,015
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,426,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.13%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 101,526,708 shares of common stock of Safe Bulkers, Inc. outstanding as reported on the Current Report on Form 6-K (001-34077) filed with the Securities and Exchange Commission by Safe Bulkers, Inc. on November 1, 2017.

CUSIP No. Y7388L103	Page 3 of 15

1	NAMES OF REPORTING PERSONS Polys Hajioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,472,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,472,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,472,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.74%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 101,526,708 shares of common stock of Safe Bulkers, Inc. outstanding as reported on the Current Report on Form 6-K (001-34077) filed with the Securities and Exchange Commission by Safe Bulkers, Inc. on November 1, 2017.

CUSIP No. Y7388L103	Page 4 of 15

1	NAMES OF REPORTING PERSONS Nicolaos Hadjioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,934,015
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,934,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,934,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.60%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 101,526,708 shares of common stock of Safe Bulkers, Inc. outstanding as reported on the Current Report on Form 6-K (001-34077) filed with the Securities and Exchange Commission by Safe Bulkers, Inc. on November 1, 2017.

CUSIP No. Y7388L103	Page 5 of 15

1	NAMES OF REPORTING PERSONS Bellapais Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 101,526,708 shares of common stock of Safe Bulkers, Inc. outstanding as reported on the Current Report on Form 6-K (001-34077) filed with the Securities and Exchange Commission by Safe Bulkers, Inc. on November 1, 2017.

CUSIP No. Y7388L103	Page 6 of 15

1	NAMES OF REPORTING PERSONS Kyperounta Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 101,526,708 shares of common stock of Safe Bulkers, Inc. outstanding as reported on the Current Report on Form 6-K (001-34077) filed with the Securities and Exchange Commission by Safe Bulkers, Inc. on November 1, 2017.

CUSIP No. Y7388L103	Page 7 of 15

1	NAMES OF REPORTING PERSONS Lefkoniko Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 101,526,708 shares of common stock of Safe Bulkers, Inc. outstanding as reported on the Current Report on Form 6-K (001-34077) filed with the Securities and Exchange Commission by Safe Bulkers, Inc. on November 1, 2017.

CUSIP No. Y7388L103	Page 8 of 15

1	NAMES OF REPORTING PERSONS Akamas Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,646,351
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,646,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,646,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.52%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 101,526,708 shares of common stock of Safe Bulkers, Inc. outstanding as reported on the Current Report on Form 6-K (001-34077) filed with the Securities and Exchange Commission by Safe Bulkers, Inc. on November 1, 2017.

CUSIP No. Y7388L103	Page 9 of 15

1	NAMES OF REPORTING PERSONS Chalkoessa Maritime Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 101,526,708 shares of common stock of Safe Bulkers, Inc. outstanding as reported on the Current Report on Form 6-K (001-34077) filed with the Securities and Exchange Commission by Safe Bulkers, Inc. on November 1, 2017.

CUSIP No. Y7388L103	Page 10 of 15

1	NAMES OF REPORTING PERSONS Kition Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,508,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,508,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 101,526,708 shares of common stock of Safe Bulkers, Inc. outstanding as reported on the Current Report on Form 6-K (001-34077) filed with the Securities and Exchange Commission by Safe Bulkers, Inc. on November 1, 2017.

CUSIP No. Y7388L103	Page 11 of 15

This Amendment No. 4 (the “Amendment No. 4”) amends the Report on Schedule 13D originally filed on November 25, 2013 (the “Original 13D”, and as amended by Amendment No. 1 to Schedule 13D filed on December 24, 2013, Amendment No. 2 to Schedule 13D filed on December 15, 2014 and Amendment No. 3 to Schedule 13D filed on December 12, 2016, the “Amended 13D”) by Vorini Holdings Inc. (“Vorini”), Polys Hajioannou, Nicolaos Hadjioannou, Bellapais Maritime Inc. (“Bellapais”), Kyperounta Maritime Inc. (“Kyperounta”), Lefkoniko Maritime Inc. (“Lefkoniko”), Akamas Maritime Inc. (“Akamas”), Chalkoessa Maritime Inc. (“Chalkoessa”) and Kition Holding Corp. (“Kition”) (collectively, the “Reporting Persons”).

Unless indicated otherwise, all items left blank remain unchanged, and any items which are deemed to amend and update the existing items in the Amended 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Safe Bulkers, Inc., a Marshall Islands corporation (the “Issuer”). The principal executive office in Monaco of the Issuer is located at: Apt. No. D11, Les Acanthes, 6 Avenue des Citronniers, MC98000, Monaco.

As of December 11, 2017, the Reporting Persons beneficially owned an aggregate of 50,980,366 shares of Common Stock of the Issuer representing approximately 50.21% of the shares of Common Stock issued and outstanding.

Item 4.	Purpose of the Transaction

Item 4 is hereby supplemented by the addition of the following:

On September 19, 2017, Akamas entered into a Rule 10b5-1 Preset Diversification Program (the “10b5-1 Sales Plan”), with Morgan Stanley Smith Barney LLC (“Morgan Stanley”) pursuant to which Morgan Stanley is authorized and directed to sell on behalf of Akamas up to an aggregate of 5,000,000 shares of Common Stock through September 30, 2018, subject to the satisfaction of certain conditions, including, among others, the trading price of Common Stock. All transactions under the 10b5-1 Sales Plan are to be made in accordance with the terms and conditions of the 10b5-1 Sales Plan, including the volume limitation requirements in accordance with Rule 144 of the Securities Act of 1933, as amended. Akamas will not have any control, influence or authority over sales made pursuant to the 10b5-1 Sales Plan.

The adoption of the 10b5-1 Sales Plan is intended to enhance the liquidity position of Polys Hajioannou, the sole shareholder of Akamas, for personal and family investment purposes. The form of the 10b5-1 Sales Plan is being filed hereto as Exhibit 99.5 and the foregoing description of the 10b5-1 Sales Plan is qualified in its entirety by reference thereto.

Since November 16, 2017, Kition has sold 492,000 shares of Common Stock in open market transactions, described in more detail on Exhibit 99.6, which is incorporated by reference herein. The sale of these shares was intended to enhance the liquidity position of Nicolaos Hadjioannou, the sole shareholder of Kition, for personal and family investment purposes. Depending on various factors, including the market value of the shares and the liquidity needs of Nicolaos Hadjioannou, Kition may continue to sell shares in open market transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented by the addition of the following:

(a), (b) Based on the Current Report on Form 6-K (001-34077) filed by the Issuer with the Securities and Exchange Commission on November 1, 2017, there were 101,526,708 shares of Common Stock issued and outstanding.

Based on the foregoing, the 50,980,366 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 50.21% of the shares of Common Stock issued and outstanding.

CUSIP No. Y7388L103	Page 12 of 15

By virtue of shares owned indirectly through Vorini, Bellapais, Kyperounta, Lefkoniko, Akamas and Chalkoessa, Polys Hajioannou may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 48,472,366 shares of Common Stock. Akamas may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 8,646,351 shares of Common Stock. By virtue of shares owned indirectly through Vorini and Kition, Nicolaos Hadjioannou may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 21,934,015 shares of Common Stock. Kition may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 2,508,000 shares of Common Stock.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the Subject Shares covered in this statement on Schedule 13D.

(c) The following are the only transactions in shares of Common Stock effected in the past 60 days by the Reporting Persons. Except as set forth below, within the last 60 days, no reportable transactions were effected by any Reporting Person.

Pursuant to the 10b5-1 Sales Plan, Akamas sold 726,803 shares of Common Stock on November 6, 2017, at an average price per share of $3.66 and 182,258 shares of Common Stock on November 7, 2017, at an average price per share of $3.63 in open market transactions.

Since November 16, 2017, Kition has sold 492,000 shares of Common Stock in open market transactions, described in more detail on Exhibit 99.6, which is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following:

The information set forth related to the 10b5-1 Sales Plan in Item 4 above is hereby incorporated by reference into this Item 6. The information in this Item 6 is qualified in its entirety by reference to the 10b5-1 Sales Plan, a copy of which is attached hereto as Exhibit 99.5, and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented by the addition of the following:

Exhibit

99.5	Form of 10b5-1 Preset Diversification Program dated September 19, 2017 between Akamas Maritime Inc. and Morgan Stanley Smith Barney LLC

99.6	Schedule of Transactions in Shares by Kition Holding Corp.

CUSIP No. Y7388L103	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2017

VORINI HOLDINGS INC.

By:	/s/ Polys Hajioannou
	Name:	Polys Hajioannou
	Title:	President and Director

/s/ Polys Hajioannou
Polys Hajioannou

/s/ Nicolaos Hadjioannou
Nicolaos Hadjioannou

BELLAPAIS MARITIME INC.

By:	/s/ Polys Hajioannou
	Name:	Polys Hajioannou
	Title:	President and Director

KYPEROUNTA MARITIME INC.

By:	/s/ Polys Hajioannou
	Name:	Polys Hajioannou
	Title:	President and Director

LEFKONIKO MARITIME INC.

By:	/s/ Polys Hajioannou
	Name:	Polys Hajioannou
	Title:	President and Director

AKAMAS MARITIME INC.

By:	/s/ Polys Hajioannou
	Name:	Polys Hajioannou
	Title:	President and Director

CHALKOESSA MARITIME INC.

By:	/s/ Polys Hajioannou
	Name:	Polys Hajioannou
	Title:	President and Director

CUSIP No. Y7388L103	Page 14 of 15

KITION HOLDING CORP.

By:	/s/ Nicolaos Hadjioannou
	Name:	Nicolaos Hadjioannou
	Title:	President and Director

CUSIP No. Y7388L103	Page 15 of 15

EXHIBIT INDEX

Exhibit	Description
99.5	Form of 10b5-1 Plan
99.6	Schedule of Transactions in Shares by Kition Holding Corp.